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Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in this Annual Report (Form 40-F) of Talisman Energy Inc. of our report dated February 27, 2006 to the shareholders of Talisman Energy Inc. with respect to the consolidated financial statements of Talisman Energy Inc.

We also consent to the incorporation by reference in the Registration Statement (Form F-9 No. 333-130261) of Talisman Energy Inc. and in the related Prospectus pertaining to the registration of up to U.S. $2 Billion aggregate principal amount of Debt Securities, and in the Registration Statement (Form S-8 No. 333-12812) pertaining to the Employee Stock Option Plan and Director Stock Option Plan of Talisman Energy Inc. of our report dated February 27, 2006, with respect to the consolidated financial statements of Talisman Energy Inc. incorporated by reference in the Annual Report (Form 40-F) for the year ended December 31, 2005.

	By:	/s/ ERNST & YOUNG LLP
Calgary, Canada		Ernst & Young LLP
March 13, 2006		Chartered Accountants

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  Exhibit 99.3